1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 11, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/12/15:	The Board approved the appointment of senior management

99.02	Announcement on 2020/12/18:	Clarification of Media Report Regarding CHT’s Investment on Submarine Cable

99.03	Announcement on 2020/12/22:	Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.04	Announcement on 2020/12/24:	SmartFun Digital Co., Ltd, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.05	Announcement on 2020/12/24:	CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.06	Announcement on 2020/12/24:	Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.07	Announcement on 2020/12/25:	Chunghwa Investment Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.08	Announcement on 2020/12/29:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.09	Announcement on 2020/12/31:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

99.10	Announcement on 2020/12/31:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Nokia

99.11	Announcement on 2020/12/31:	Announcement for the disposal of common shares of China Airlines Ltd.

99.12	Announcement on 2021/01/11:	Chunghwa Telecom to hold conference call for the fourth quarter 2020 results

99.13	Announcement on 2021/01/11:	Chunghwa Telecom announces its operating results for December 2020

99.14	Announcement on 2021/01/11:	December 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Board approved the appointment of senior management

Date of events: 2020/12/15

Contents:

1.	Date of occurrence of the event:2020/12/15

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The 10th Meeting of the 9th Term Board of Directors approved the appointment of the management as follows:

(1)

Yuan-Kuang Tu, President of Northern Taiwan Business Group, will retire on January 1, 2021 and will be discharged from the position concurrently. Yi-Fong Chang, President of Southern Taiwan Business Group, acts for the position of President of Northern Taiwan Business Group on the same day.

(2)

Ming-Shih Chen, President of Mobile Business Group, will retire on January 1, 2021 and will be discharged from the position concurrently. Chih-Cheng Chien, the President of Telecommunication Training Institute, will succeed the position of President of Mobile Business Group on the same day. Mr. Chien also acts for the President of Telecommunication Training Institute concurrently.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.02

Clarification of Media Report Regarding CHT’s Investment on Submarine Cable

Date of events: 2020/12/18

Contents:

1.	Date of occurrence of the event: 2020/12/18

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship with the Company (please enter ”the company itself” or ”subsidiaries”): the company itself

4.	Reciprocal shareholding percentage: N/A

5.	Name of the reporting media: Commercial Times

6.	Content of the report: The news report about the investment amount on submarine cable

7.	Cause of occurrence: Explanation of the news report

8.	Countermeasures: None

9.	Any other matters that need to be specified:
(1)	Regarding Media Report about 3 cable systems within 3 years, CHT will evaluate and invest in cable system at right timing subject to the company’s demand.
(2)	The related news report is the media's own speculation and inference that the company will not comment on it.

EXHIBIT 99.03

Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/22

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 4F, No. 3*, Aiguo E. Rd., Taipei

2.	Date of occurrence of the event: 2020/12/22

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: About 190.838 ping and six parking spaces

Unit price: NT$ 1,362.4 per ping per month；NT$ 2,000 per parking space per month

Total monthly amount: NT$ 272,000

Total transaction amount: NT$ 6,528,000

Right-of-use assets: NT$ 6,181,451

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: Quarterly payment

Lease period: 2021/02/12~2023/02/11

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/22

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/22

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.04

SmartFun Digital Co., Ltd, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/24

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 8F., No.8*, Sec. 4, Xinyi Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2020/12/24

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 52 pings

Unit price: NT$ 2,230 per ping per month

Total transaction amount: NT$2,783,040

Right-of-use asset: NT$2,429,323

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2022/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/24

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/24

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.05

CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/24

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): No. 8*, Sec. 4, Xinyi Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2020/12/24

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Lease area: about 540 ping

Price per unit: NT$ 1,386.666 per ping per month

Total monthly amount: NT$ 748,800

Total transaction amount: NT$ 17,971,200

Right-of-use assets: NT$ 16,874,673

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: yearly payment

Lease period: 2021/03/01~2023/02/28

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: bargaining according to market conditions

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/24

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/24

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/24

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 9F, Communication Building, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2020/12/24

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 27.77 square meters, equivalent to 8.4 ping

Unit price: NT$1,368.10 per ping per month

Total transaction amount: NT$137,904

Right-of-use assets : NT$137,274

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: The location of the property and the overall business planning considerations

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2021/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: bargaining according to market conditions

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/24

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The company does not have supervisors or board of independent directors.

EXHIBIT 99.07

Chunghwa Investment Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/25

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 6F., No.8*, Sec, 4, Xinyi Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2020/12/25

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Lease area about: 96 ping

Price per unit: NT$ 2,543 per ping per month

Total monthly amount: NT$ 244,135

Total transaction amount: NT$ 5,859,240

Right-of-use assets: NT$ 5,803,477

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment

Payment period: 2021/1/1~2022/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: bargaining according to market conditions

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/25

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/25

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/12/29

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1：2F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

Asset 2：B2F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2020/12/29

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1：Lease area: 81.07 ping

        Price per unit: NT$1,650.006 per ping per month

        Total monthly amount: NT$133,766

        Total transaction amount: NT$4,815,576

        Right-of-use assets: NT$4,516,126

Asset 2：Lease area:192.84 ping

        Price per unit: NT$202.759 per ping per month

        Total monthly amount: NT$39,100

        Total transaction amount: NT$1,407,600

        Right-of-use assets: NT$1,320,069

The sum of transaction amount above: NT$6,223,176

The sum of right-of-use assets above: NT$5,836,195

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1：Delivery or payment terms：monthly payment

        Lease period：2021/01/01~2023/12/31

        Contractual restrictions and other important appointments：None

Asset 2：Delivery or payment terms：monthly payment

        Lease period：2021/01/01~2023/12/31

        Contractual restrictions and other important appointments：None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: bargaining according to market conditions

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/12/29

25.	Date of ratification by supervisors or approval by the audit committee: 2020/12/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.09

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

Date of events: 2020/12/31

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): mobile broadband business project

2.	Date of occurrence of the event: 2019/07/07~2020/12/31

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Mobile broadband business construction project, totaling NT$6.34 billion.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Ericsson Taiwan Ltd.

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: according to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: mobile broadband business project

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: NA

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: N/A

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Nokia

Date of events: 2020/12/31

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): mobile broadband business project

2.	Date of occurrence of the event: 2019/10/08~2020/12/31

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: Mobile broadband business construction project, totaling NT$6.25 billion

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Nokia Solutions and Networks Oy

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: according to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: mobile broadband business project

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: NA

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: N/A

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.11

Announcement for the disposal of common shares of China Airlines Ltd.

Date of events: 2020/12/31

Contents:

1.	Name of the securities: Common shares of China Airlines Ltd.

2.	Trading date: 2020/12/25~2020/12/31

3.	Amount, unit price, and total monetary amount of the transaction: 46,983,000 units; NT$12.12 per unit; Total amount: NT$569.6 million.

4.	Gain (or loss) through disposal (not applicable in case of acquisition of securities): Gain NT$16.7 million (recognized as other comprehensive income)

5.	Relationship with the underlying company of the trade: None

6.

Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g.pledges): 263,622,116 units; NT$3,176.6 million; 4.86%; None.

7.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: 6.13%; 7.60%; NT$10,582.8 million.

8.	Concrete purpose of the acquisition or disposal: Operating fund

9.	Any dissenting opinions of directors to the present transaction: N/A

10.	Whether the counterparty of the current transaction is a related party: No

11.	Trading counterparty and its relationship with the Company: N/A

12.	Date of the board of directors resolution: NA

13.	Date of ratification by supervisors or approval by the audit committee: NA

14.	Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom to hold conference call for the fourth quarter 2020 results

Date of events: 2021/01/11

Contents:

1.	Date of the investor conference:2021/02/04

2.	Time of the investor conference: 15:00

3.	Location of the investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on February 4, 2021 Taipei time for the brief information and presentation of the investor conference

5.	Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.13

Chunghwa Telecom announces its operating results for December 2020

Date of events: 2021/01/11

Contents:

1.	Date of occurrence of the event:2021/1/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its total revenue for 2020 was NT$ 207.61 billion. Operating income was NT$ 42.36 billion. Income before tax was NT$ 42.84 billion.Net income attributable to stockholders of the parent company was NT$ 33.42 billion. Accumulated EPS was NT$4.31. In addition, operating income, pretax income and EPS all exceeded the full-year guidance range previously announced, with the revenue achievement rate from 96.4% to 97.0%, the operating income achievement rate from 105.2% to 109.9%, the income before tax achievement rate from 103.8% to 108.8% and the ESP achievement rate from 102.9% to 108.1%.

Chunghwa Telecom consolidated revenue for December 2020 increased year over year to NT$ 24.59 billion, mainly due to the increase of ICT project revenue, Internet VAS revenues and handset sales revenue, which offset the decrease of fixed-line voice revenue and mobile service revenue resulted from market competition and lower roaming revenue owing to the impact of COVID-19. Operating costs and expenses increased year over year to NT$ 21.26 billion. Operating income was NT$ 3.39 billion. Income before tax was NT$ 3.39 billion. Net income attributable to stockholders of the parent company was NT$ 2.81 billion. EPS was NT$0.36.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.14

Chunghwa Telecom

January 11, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Dec.	Net sales	24,590,681	20,142,301	(+)4,448,380	(+)22.08%
Jan.-Dec.	Net sales	207,612,807	207,520,061	(+) 92,746	(+) 0.04%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,872,505

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	415,809
	Fair Value	2,271
	The amount of unrealized gain(loss) recognized this year	2,499

Settled Position	Total amount of contract	342,585
	The amount of realized gain(loss) recognized this year	1,299

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	200,867
	Fair Value	1,752
	The amount of unrealized gain(loss) recognized this year	1,424

Settled Position	Total amount of contract	833,476
	The amount of realized gain(loss) recognized this year	20,564

b Trading purpose : None